UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-41889

CADELER A/S

(Translation of registrant's name into English)

Kalvebod Brygge 43

DK-1560 Copenhagen V, Denmark

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Stock Exchange Announcement

Results of the Annual General Meeting 2025 of Cadeler A/S

Copenhagen, 22 April 2025: Cadeler A/S (the “Company” or “Cadeler”) today held its annual general meeting, at which the following was resolved:

•	Election of the chair of the general meeting as proposed;

•	The annual general meeting took note of the report on the Company’s activities in the past financial year;

•	Adoption of the Annual Report for 2024 as proposed;

•	Adoption of the proposal by the Board of Directors to carry forward the profit of EUR 65,069 thousand for the financial year ended 31 December 2024 and not distribute dividends to the shareholders;

•	Approval of the annual remuneration report for 2024 in an advisory vote;

•	Approval of the proposal to grant discharge of liability to the Board of Directors and the Executive Management;

•	Approval of the proposed remuneration of the Board of Directors for the remainder of 2025 until the next annual general meeting;

•	Re-election of Andreas Sohmen-Pao, Andrea Abt, Emanuele Lauro and Jim Nish as members of the Board of Directors for a period of two years;

•	Re-election of Andreas Sohmen-Pao as Chairman of the Board of Directors for a period of one year;

•	Re-election of Emanuele Lauro as Vice Chairman of the Board of Directors for a period of one year;

•	Re-election of Elaine Yew Wen Suen as member and new Chair of the Nomination Committee for a period of two years;

•	Re-appointment of EY Godkendt Revisionspartnerselskab as the Company’s auditor in respect of statutory financial and sustainability reporting;

•	Approval of the proposal to authorise the Board of Directors to acquire treasury shares in the period until 21 April 2029, on one or more occasions, with a total nominal value of up to 10% of the share capital of the Company, for so long as the Company’s holding of treasury shares after such acquisition does not exceed 10% of the Company’s share capital. The consideration may not deviate more than 10% from the official price quoted on Oslo Børs or New York Stock Exchange at the date of the agreement or acquisition;

•	Approval of the proposal by the Board of Directors to extend the current authorisation in Article 3.1 of the Articles of Association to increase the Company’s share capital with up to nominally DKK 70,185,000 without pre-emptive rights for the existing shareholders at market price by one year until 22 April 2027;

•	Approval of the proposal by the Board of Directors to extend the current authorisation in Article 3.2 of the Articles of Association to increase the Company’s share capital with up to nominally DKK 70,185,000 with pre-emptive rights for the existing shareholders at a price, which may be below market price, by one year until 22 April 2027;

•	Approval of the proposal by the Board of Directors to extend the current authorisation in Article 3.3 of the Articles of Association to increase the Company’s share capital with up to nominally DKK 5,000,000 without pre-emptive rights for the existing shareholders at a price, which may be below market price, in connection with issue of new shares to members of the Board of Directors, Executive Management and/or employees by one year until 30 September 2026.

For further information, please contact:

Mikkel Gleerup

CEO, Cadeler

+45 3246 3102

mikkel.gleerup@cadeler.com

Alexander Simmonds

EVP & CLO, Cadeler

+44 7376 174172

Alexander.simmonds@cadeler.com

About Cadeler A/S:

Cadeler is a global leader in offshore wind installation, operations, and maintenance services. Cadeler is a pure play company, operating solely in the offshore wind industry with an uncompromising focus on safety and the environment. Cadeler owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and has for more than 10 years been a key supplier in the development of offshore wind energy to power millions of households. Cadeler’s fleet, expertise and capacity to handle the largest and most complex next-generation offshore wind installation projects positions the company to deliver exceptional services to the industry. Cadeler is committed to being at the forefront of sustainable wind farm installation and to enabling the global energy transition towards a future built on renewable energy. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR).

For more information, please visit www.cadeler.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2025	CADELER A/S
(Registrant)

	By:	/s/ Mikkel Gleerup
	Name:	Mikkel Gleerup
	Title:	Chief Executive Officer